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March 24, 2009

Via Edgar and Overnight Delivery

Stephen Krikorian

Securities and Exchange Commission

Division of Corporate Finance

Mailstop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.
Form 10-K for the year ended September 30, 2008
Filed December 9, 2008
Form 10-Q for the quarterly period ended December 31, 2008
Filed February 9, 2009
File No. 000-50812

Dear Mr. Krikorian:

This letter is to confirm that Multi-Fineline Electronix, Inc. (the “Company”) is in receipt of your letter dated March 19, 2009 (the “Comment Letter”) in connection with the Securities and Exchange Commission’s review of its Form 10-K for its fiscal year ended September 30, 2008 as filed on December 9, 2008 and its Form 10-Q for the quarterly period ended December 31, 2008 as filed on February 9, 2009.

As I discussed today with Matthew Crispino, Staff Attorney, the Company hereby requests an extension for submitting a response to the Comment Letter. The Company anticipates that it will file a response to the Comment Letter no later than April 16, 2009.

If you have any further questions or comments regarding this request, please contact me at (858) 314-7662 or Tom Liguori at (714) 688-5230.

Sincerely,

/s/ Celeste S. Ferber
Celeste S. Ferber

cc: Matthew Crispino
Reza Meshgin
Tom Liguori